UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained herein, as well as Exhibit 99.1 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Amendment to Agreement Governing Revolving Facility

On February 24, 2020, Canada Goose Holdings Inc. (the “Company”) and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into an amendment (the “Amendment”) to the amended and restated credit agreement dated May 10, 2019 (the “ABL Credit Agreement”) governing their senior secured asset-based revolving credit facility (the “Revolving Facility”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. The Amendment increased the aggregate credit commitments under the Revolving Facility from $350,000,000 to $517,500,000 during the peak season (June 1 through November 30) and from $300,000,000 to $467,500,000 during the non-peak season.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amendment to Amended and Restated Credit Agreement dated February 24, 2020, by and among Canada Goose Holdings Inc. and Canadian Imperial Bank of Commerce

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

By:	/s/ David Forrest
Name:	David Forrest
Title:	Senior Vice President, General Counsel

Date: February 28, 2020